Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-185095

June 1, 2015

Precision Castparts Corp.

Final Term Sheet

June 1, 2015

This final term sheet supplements, and should be read in conjunction with, Precision Castparts Corp.’s preliminary prospectus supplement dated June 1, 2015 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated November 21, 2012 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Precision Castparts Corp.

Title of Securities:	2.250% Senior Notes due 2020 (the “2020 Notes”) 3.250% Senior Notes due 2025 (the “2025 Notes”) 4.200% Senior Notes due 2035 (the “2035 Notes”) 4.375% Senior Notes due 2045 (the “2045 Notes”)

Security Type:	Senior Unsecured Notes

Size:	2020 Notes: $550,000,000 2025 Notes: $850,000,000 2035 Notes: $275,000,000 2045 Notes: $325,000,000

Maturity:	2020 Notes: June 15, 2020 2025 Notes: June 15, 2025 2035 Notes: June 15, 2035 2045 Notes: June 15, 2045

Coupon (Interest Rate):

2020 Notes: 2.250% per year, accruing from June 10, 2015

2025 Notes: 3.250% per year, accruing from June 10, 2015

2035 Notes: 4.200% per year, accruing from June 10, 2015

2045 Notes: 4.375% per year, accruing from June 10, 2015

Yield to Maturity:	2020 Notes: 2.252% 2025 Notes: 3.274% 2035 Notes: 4.245% 2045 Notes: 4.395%

Spread to Benchmark Treasury:	2020 Notes: +70 bps 2025 Notes: +110 bps 2035 Notes: +130 bps 2045 Notes: +145 bps

Benchmark Treasury:	2020 Notes: 1.500% due May 31, 2020 2025 Notes: 2.125% due May 15, 2025 2035 Notes: 2.500% due February 15, 2045 2045 Notes: 2.500% due February 15, 2045

Benchmark Treasury Price and Yield:	2020 Notes: 99-24; 1.552% 2025 Notes: 99-18; 2.174% 2035 Notes: 91-07+; 2.945% 2045 Notes: 91-07+; 2.945%

Interest Payment Dates:

2020 Notes: June 15 and December 15, beginning December 15, 2015

2025 Notes: June 15 and December 15, beginning December 15, 2015

2035 Notes: June 15 and December 15, beginning December 15, 2015

2045 Notes: June 15 and December 15, beginning December 15, 2015

Optional Redemption Provision:

The 2020 Notes are redeemable at our option at any time or from time to time prior to May 15, 2020 (one month prior to their maturity date), the 2025 Notes are redeemable at our option at any time or from time to time prior to March 15, 2025 (three months prior to their maturity date), the 2035 Notes are redeemable at our option at any time or from time to time prior to December 15, 2034 (six months prior to their maturity date), and the 2045 Notes are redeemable at our option at any time or from time to time prior to December 15, 2044 (six months prior to their maturity date), in each case either in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes of the applicable series to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest that would be due on the notes of such series to be redeemed if such notes matured on May 15, 2020 in the case of the 2020 Notes, on March 15, 2025 in the case of the 2025 Notes, on December 15, 2034 in the case of the 2035 Notes or on December 15, 2044 in the case of the 2045 Notes (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points in the case of the 2020 Notes, 20 basis points in the case of the 2025 Notes, 20 basis points in the case of the 2035 Notes and 25 basis points in the case of the 2045 Notes, plus accrued and unpaid interest to the redemption date.

On and after May 15, 2020, (one month prior to their maturity date), in the case of the 2020 Notes, March 15, 2025, (three months prior to their maturity date), in the case of the 2025 Notes, December 15, 2034, (six months prior to their maturity date), in the case of the 2035 Notes, and December 15, 2044, (six months prior to their maturity date), in the case of the 2045 Notes, we may at our option redeem any such notes, at any time or from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest to the redemption date.

“Adjusted Treasury Rate” means the arithmetic mean of the yields under the heading “Week Ending” published in the Statistical Release most recently published prior to the date of determination under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the Comparable Treasury Issue. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

Price to Public:

2020 Notes: 99.990%, plus accrued interest, if any

2025 Notes: 99.796%, plus accrued interest, if any

2035 Notes: 99.397%, plus accrued interest, if any

2045 Notes: 99.668%, plus accrued interest, if any

Trade Date:	June 1, 2015

Settlement Date:	June 10, 2015 (T+7)

Ratings*:	A2 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by Standard & Poor’s Ratings Services

CUSIP/ISIN:	2020 Notes: 740189 AL9/ US740189AL90 2025 Notes: 740189 AM7/ US740189AM73 2035 Notes: 740189 AN5/ US740189AN56 2045 Notes: 740189 AP0/ US740189AP05

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA Inc.

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC

*The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Mizuho Securities USA Inc. at 1-866-271-7403.